                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)*


                             SILVERADO FOODS, INC.
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                               (Name of Issuer)


                    COMMON STOCK, $.01 PAR VALUE PER SHARE
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                        (Title of Class of Securities)


                                  828342 10 5
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                                (CUSIP Number)

                               LAWRENCE D. FIELD
                  6846 S. CANTON, SUITE 110, TULSA, OK 74136
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                              SEPTEMBER 30, 1997
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 828342 10 5                                                   PAGE 2
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      NAME OF REPORTING PERSON
 1    LAWRENCE D. FIELD


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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS*
 4

      PF,00
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      UNITED STATES OF AMERICA
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          4,851,671
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             22,500
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          4,851,671
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          22,500
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,874,171
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                         [_]


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      38.5%
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      TYPE OF REPORTING PERSON*
14

      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 828342 10 5                                                   PAGE 3


     The Statement on Schedule 13D for Lawrence D. Field dated June 17, 1997, is hereby amended as set forth herein.

           ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
           ---------------------------------------------------------

     The total amount of funds and other consideration used by Mr. Field to acquire the shares of Common Stock of Silverado reported in Item 5(c) was $2,367,410.88. This amount represents both personal funds of Mr. Field and funds borrowed through Mr. Field's margin accounts with Prudential Securities Incorporated and Smith Barney Inc., as well as a debt owed to Mr. Field by Silverado in the amount of approximately $2.3 million, which debt has been satisfied by the issuance of 1,790,694 shares as reported in Item 5(c).

                  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
                  --------------------------------------------

     (a) Mr. Field presently beneficially owns 4,874,171 shares of Common Stock of Silverado, or approximately 38.5% of the outstanding shares of Common Stock of Silverado.

     (b) Mr. Field has the sole power to vote or dispose of 4,851,671 shares of Common Stock of Silverado. Mr. Field holds a shared interest in voting and disposition power over 22,500 shares of Common Stock of Silverado owned by Legacy Investment Partnership,

     (c) Information with respect to transactions in the Common Stock of Silverado effected during the past sixty days by Mr. Field is set forth on the schedule incorporated herein by reference and attached hereto as Exhibit A.

     (d) Regent Private Capital Corp., of which Mr. Field is controlling shareholder, and Legacy Investment Partnership, in which Mr. Field is a partner, have the right to receive dividends from, and the proceeds from the sale of, 721,063 shares and 22,500 shares, respectively, of Common Stock of Silverado included in the beneficial ownership of Mr. Field in Item 5(a) and (b) above.

     (e)  Not applicable.

                   ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
                   -----------------------------------------

Exhibit A      Schedule of transactions in the Common Stock of Silverado within the past sixty days

                      *   *   *  *   *   *  *  *  *  *  *

                                 SCHEDULE 13D

CUSIP NO. 828342 10 5                                                   PAGE 4


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

     Dated: November 21, 1997

                                         /s/ Lawrence D. Field
                                         -----------------------------------
                                         Lawrence D. Field

                                   EXHIBIT A
                                   ---------


                                   NO. OF
                                   SHARES
                  DATE            ACQUIRED          PRICE
                  ----            --------          -----
                08/14/97             25,000           .685

                09/30/97          1,790,694         1 5/16